UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C.  20549

                              FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTION 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                      Commission File Number:   001-08612

                       AMERITECH CORPORATION
                 AMERITECH CAPITAL FUNDING CORPORATION
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        (Exact name of each registrant as specified in their charters)

            30 South Wacker, Chicago, IL  60606, (800) 257-0902
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     (Address, including zip code and telephone number, including area code, of each registrant's principal executive offices)

      5.65% Notes Due January 15, 2001 ("Jan. 2001 Notes"), 6.125% Notes Due October 15, 2001 ("Oct. 2001 Notes"), 6.30% Notes Due October 15, 2004 ("Year 2004 Notes"), 6.15% Notes Due January 15, 2008 ("Year 2008 Notes"), 8.33%
Medium-Term Notes Due June 30, 2000 ("Year 2000 MTN"), 7.50% Debentures Due April 1, 2005 ("Year 2005 Debentures"), 6.45% Debentures Due January 15, 2018 ("Year 2018 Debentures"), 6.875% Debentures Due October 15, 2027 ("Year 2027 Debentures"), 6.55% Debentures Due January 15, 2028 ("Year 2028 Debentures"),
5.95 % Debentures Due January 15, 2038 ("Year 2038 Debentures"), 8.85% Sinking Fund Due June 1, 2005 ("Year 2005 Fund"), and 9.10% Sinking Fund Due
June 1, 2016 ("Year 2016 Fund"), all Issued by Ameritech Capital Funding Corporation and Guaranteed by Ameritech Corporation
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           (Title of each class of securities covered by this Form)

                                 None
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       (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)   |_|     Rule 12h-3(b)(1)(i)    |X|    Rule 15d-6    |_|
Rule 12g-4(a)(1)(ii)  |_|     Rule 12h-3(b)(1)(ii)   |_|
Rule 12g-4(a)(2)(i)   |_|     Rule 12h-3(b)(2)(i)    |_|
Rule 12g-4(a)(2)(ii)  |_|     Rule 12h-3(b)(2)(ii)   |_|

Approximate number of holders of recordas of the certification or notice date:
    Jan. 2001 Notes:        78         Year 2018 Debentures:  27
    Oct. 2001 Notes:        73         Year 2027 Debentures:  15
    Year 2004 Notes:        63         Year 2028 Debentures:  53
    Year 2008 Notes:       115         Year 2038 Debentures:  49
    Year 2000 MTN:           1         Year 2005 Fund:         7
    Year 2005 Debentures:   67         Year 2016 Fund:        30

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   November 15, 1999               By:   /s/ Wayne A. Wirtz
                                             Wayne A. Wirtz, Counsel